November 8, 2021

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attn: Brian Fetterolf

Re:     European Wax Center, Inc.

Registration Statement on Form S-1

File No. 333-260868

Acceleration Request

Requested Date: November 10, 2021

Requested Time: 4:30 p.m. E.S.T.

Mr. Fetterolf:

In accordance with Rule 461 under the Securities Act of 1933, as amended (the “Act”), Morgan Stanley & Co. LLC, BofA Securities, Inc. and Jefferies LLC, as representatives of the several underwriters, hereby join European Wax Center, Inc. in requesting that the Securities and Exchange Commission take appropriate action to cause the Registration Statement on Form S-1 (File No. 333-260868) (the “Registration Statement”) to become effective on November 10, 2021, at 4:30 p.m. E.S.T., or as soon thereafter as may be practicable.

Pursuant to Rule 460 under the Act, please be advised that we will take reasonable steps to secure adequate distribution of the preliminary prospectus, to underwriters, dealers, institutions and others, prior to the requested effective time of the Registration Statement.

We advise that we have complied and will continue to comply, and that we have been informed by the participating underwriters that they have complied and will continue to comply with the requirements of Rule 15c2-8 under the Securities Exchange Act of 1934, as amended, to the extent applicable.

[Signature Page Follows]

Very truly yours,

MORGAN STANLEY & CO. LLC

By:	/s/ Akanksha Agarwal
Name:	Akanksha Agarwal
Title:	Executive Director

BOFA SECURITIES, INC.

By:	/s/ Roger C. Matthews, Jr.
Name:	Roger C. Matthews Jr.
Title:	Managing Director

JEFFERIES LLC

By:	/s/ Michael Bauer
Name:	Michael Bauer
Title:	Managing Director

[Signature Page to Acceleration Request]